December 4, 2018

David Clark
Chief Financial Officer
Synchronoss Technologies, Inc.
200 Crossing Boulevard
8th Floor
Bridgewater, New Jersey 08807

       Re: Synchronoss Technologies, Inc.
           Forms 10-K and 10-K/A for the year ended December 31, 2017 Filed July 2, 2018, and July 9, 2018, respectively
           Form 8-K furnished November 7, 2018
           File No. 000-52049

Dear Mr. Clark:

       We have reviewed your November 14, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
October 16, 2018 letter.

Form 10-K/A for the fiscal year ended December 31, 2017

Note 3. Summary of Significant Accounting Policies Segment and Geographic Information, page
130

1. We note your response to prior comment 1. The guidance in ASC 280-10-50-42 requires disclosure of the fact that you have a customer, or customers that generate 10% of more of total revenues, as well as the total amount of revenue from each such customer(s) in the financial statement footnotes. We also refer to your response letter dated October 24,
      2014 where you indicated that in the event the percentage of revenues generated from your customers substantially change with respect to each other; you will disclose the specific percentage of revenue from customer individually. Please tell us how you
 David Clark
Synchronoss Technologies, Inc.
December 4, 2018
Page 2
         considered the guidance in ASC 280 and the representations in your prior response or revise to disclose the percentage of revenue generated from Verizon. In your response, tell us the amount of revenue generated from Verizon.
Form 8-K furnished November 7, 2018

General

2. Please revise the bullet point highlights to also present the corresponding GAAP measure related to Adjusted EBITDA and Normalized Adjusted EBITDA with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the
         Non-GAAP Compliance and Disclosure Interpretations.
3. Please revise to reconcile adjusted EBITDA to net income (loss) rather than income (loss)
         from operations, which would not be considered the most directly comparable GAAP financial measure. Refer to Question 103.02 of the Non-GAAP Compliance and
         Disclosure Interpretations.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Kathleen
Collings, Branch Chief, at 202-551-3499 with any questions.



                                                             Sincerely,
FirstName LastNameDavid Clark
                                                             Division of
Corporation Finance
Comapany NameSynchronoss Technologies, Inc.
                                                             Office of
Information Technologies
December 4, 2018 Page 2                                      and Services
FirstName LastName